ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

December 9, 2020

VIA EDGAR

Ms. Beverly Singleton

Ms. Melissa Raminpour

Ms. Erin Purnell

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	ComSovereign Holding Corp.
Amendment No. 1 to
Registration Statement on Form S-1
Filed September 28, 2020
File No. 333-248490

Ladies and Gentlemen:

On behalf of our client, ComSovereign Holding Corp., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2020.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 5, 2020 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised Amendment No. 2 to update other disclosures in the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Securities and Exchange Commission

December 9, 2020

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Registration Statement on Form S-1

Selected Financial Information, page 6

1.	We note your revisions made in response to our prior comment 2. Please consider moving the historical line item of weighted average shares outstanding to place directly beneath the basic and diluted loss per share historical line item. In addition, for the second pro forma basic and diluted loss per share line item and its related footnote (4), please consider revising the title to be supplemental pro forma basic and diluted loss per share. Further, for both the pro forma and newly revised named supplemental pro forma basic and diluted loss per share line items, please provide their separate pro forma weighted average shares outstanding.

Response: The Registration Statement has been revised in response to the Staff’s comment by revising the applicable disclosure in the Consolidated Statement of Operations Data under the caption “Prospectus Summary -- Selected Financial Information.” Please see page 7 of the Registration Statement.

Exhibits

2.	We note your listing of Exhibits at page II-10 discloses that the Exhibit 23.1 consent of Haskell & White is filed herewith. However, we are unable to locate the filing of this exhibit. In the next amendment, please include an updated accountants' consent from your independent auditors.

Response: The Company has filed with Amendment No. 2 an updated executed consent of Haskell & White as Exhibit 23.1 to the Registration Statement, as requested.

* * *

As it is the goal of the Company to go to market with the offering contemplated by the Registration Statement during the week of December 14, 2020 and to have the Form S-1 declared effective as soon as possible thereafter, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Hodges
ComSovereign Holding Corp.